Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817
ADDITIONAL INFORMATION
In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction. Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention: Investor Relations, 1-800-226-4375.
The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Manager Talking Points: Merger Announcement
•	I’m here to talk with you about some important news that affects all of us at Harbor Federal.
•	This morning our company announced plans for Harbor Florida Bancshares, Inc. to merge with National City Corporation, headquartered in Cleveland, Ohio. National City has assets of more than $140 billion, is the eighth largest bank in the country and has been in existence for more than 160 years.
•	The reason for this decision is that our directors and executive management believe this merger is in our company’s long-term best interests.
•	Our goal is to continue to serve our customers and communities, while expanding the breadth and depth of our products and services. Joining with National City will allow us to achieve that goal.
•	Similarly, National City wants to expand its presence into growth markets, like Southeast Florida. The merger with Harbor Federal is consistent with this growth strategy and will also help National City serve its customers who visit or live part of the year in Florida.
•	National City currently operates more than 1,200 branches, primarily in seven states – Ohio, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania – and also serves customers in selected markets nationally. Its core businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management.

•	One of the important characteristics of National City is its commitment to its customers and communities. The company’s brand promise is “At National City, we care about doing what’s right for our customers.” This philosophy is consistent with our customer-friendly, community-oriented culture.
•	Our management believes we have a great future ahead of us as part of such a fine organization as National City. But we also realize that this announcement raises a lot of questions and concerns.
•	I’m sure the most important question on your minds right now is “What does this mean to me and my job?”
•	Unfortunately, that’s a question that can’t be answered today – it’s simply too early in the process. First of all, the merger is subject to regulatory and shareholder approval, then a transition timetable has to be established. At this point, we anticipate that the transaction will close in early 2007.
•	What we can tell you today is that our leadership and National City are absolutely committed to keeping employees informed as the merger process proceeds. National City has completed a number of mergers in recent years, and a top priority is communication with employees.
•	In conjunction with today’s announcement, National City has asked us to share a brief overview of the company with you. Along with the information about National City, we’re also providing you with a letter from Mr. Brown, a copy of today’s news release and some frequently asked questions. I encourage you to read this material to learn more about the merger process.

•	In the very near future, we’ll be working with National City to establish ongoing communication about the merger. This will include providing more information about National City, as well as issues such as the conversion process, job impact, benefits and so forth.
•	I especially want to stress the importance of continuing to provide outstanding service to our customers during this transition period. We want them to know that they can continue to expect the same high level of service that they’ve always received from Harbor Federal – and that in the future they will enjoy added benefits, such as enhanced products and services, when we become part of National City.
•	Many of your customers, friends, relatives and neighbors will probably be asking questions about the merger announcement. Please feel free to share the facts of today’s announcement, but also let them know it’s too early in the process to have a lot of details. Please refer the Q&A document for some suggested ways to respond to customer questions.
•	That’s all the information I have to share with you now, but I especially want to thank each and every one of you for helping to make our company what it is today. It’s because of your efforts that we are in a position to move to the next level in combination with National City.
•	Yes, there are a lot of questions, and change creates uncertainty. But this really is an exciting time for us, and I appreciate the commitment and support from everyone on our team.
•	Now let’s talk about what’s on your mind.
Questions/discussion

Customer Q&A -Day One
Why is Harbor Federal merging with National City?
We’ve chosen to merge with National City because it offers outstanding products and services, is committed to the communities it serves, and cares about doing what’s right for the customer. The combination of our two great companies will be positive for our customers and communities.
What’s going to change because of the merger?
We’ll be able to provide customers with a broader array of products and services. What won’t change is our commitment to providing the high level of friendly service that customers have come to expect at Harbor Federal.
When will the merger take place?
Subject to regulatory and shareholder approvals, the merger is expected to close in early 2007.
Will the Harbor Federal name change?
Yes, at some point in the future we anticipate that the bank name will officially change to National City.
What will happen to customer accounts?
In the future, we’ll be able to provide customers with a broader array of products and services. It’s too early in the merger process to know the specifics of any changes that might affect customer accounts. Customers will receive information well in advance to help make the transition simple and easy.
Will branches close because of the merger?
We’re joining with National City so that we can continue to serve our customers and communities. National City wants to grow in this market, and we look forward to the potential expansion of our branch network in the future.
Will the bank staff remain the same?
We’re committed to delivering the same friendly, professional service customers are experiencing today.
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